UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

CURRENCYWORKS INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

23131W103
(CUSIP Number)

copy to: CurrencyWorks Inc. 561 Indiana Court, Los Angeles, CA 90291 Bruce Elliott 424.570.9446
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	23131W103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Geiskopf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,300,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,300,000(1)
	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,300,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.85%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Consists of 2,500,000 shares of common stock, 400,000 stock options exercisable at a price of $0.10 per share until October 15, 2027, 400,000 stock options exercisable at a price of $1.17 per share until February 10, 2031 and 1,000,000 warrants exercisable at a price of CDN$0.10 per share until June 12, 2022.

(2)	Calculated based on the aggregate of 48,600,616 shares, which consists of 47,067,283 shares outstanding as of February 10, 2021, 533,333 shares that may be acquired on exercise of stock options exercisable and 1,000,000 shares that may be acquired on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.

Item 1. Security and Issuer

This Statement relates to shares of common stock (each, a “Share”) with $0.001 par value of CurrencyWorks Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 561 Indiana Court, Los Angeles, CA 90291.

Item 2. Identity and Background

(a)	Name: James Geiskopf.

(b)	Residence or business address: 3250 Oakland Hills Court, Fairfield, CA 94534.

(c)	During the last five years, Mr. Geiskopf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(d)	During the last five years, Mr. Geiskopf was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Geiskopf is a citizen of United States.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to a stock option agreement dated February 10, 2021, Mr. Geiskopf was granted 400,000 stock options which stock options are exercisable at a price of $1.17 until February 10, 2031. The options vest as follows: (i) 1/3 on date of grant, (ii) 1/3 on the first anniversary of date of grant and (iii) 1/3 on the second anniversary of date of grant.

Item 4. Purpose of Transaction

Mr. Geiskopf acquired the securities of the Issuer for investment purposes, but may transfer or sell such Shares as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described in this Schedule 13D/A, Mr. Geiskopf does not have any plans or proposals which relate to or would result in:

●	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

●	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

●	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, although Mr. Geiskopf has disclosed that he is investigating other business opportunities for the Issuer;

●	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

●	any material change in the present capitalization or dividend policy of the Issuer;

●	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

●	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

●	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

●	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

●	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of Shares beneficially owned by Mr. Geiskopf is 4,300,000 Shares (including stock options to acquire 800,000 Shares and warrants to acquire 1,000,000 Shares), or 8.85% of the Issuer, based on 48,600,616 shares, which consists of 47,067,283 shares outstanding as of February 10, 2021, 533,333 shares that may be acquired on exercise of stock options exercisable and 1,000,000 shares that may be acquired on exercise of warrants, all exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

Mr. Geiskopf has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,300,000 Shares.

Other than as described in Item 3 above, Mr. Geiskopf has not effected any transaction in the Shares in the past sixty days.

No person, other than Mr. Geiskopf, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,300,000 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits and this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	/s/ James Geiskopf
Signature

James Geiskopf

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).